For Immediate Release

FORDING SHAREHOLDERS OVERWHELMINGLY ENDORSE
CONVERSION INTO INCOME TRUST

CALGARY, February 19, 2003 — Fording Inc. (TSX/NYSE: FDG) announced today that shareholders and optionholders have voted overwhelmingly in favour of the proposed Plan of Arrangement to convert the Company into an income trust.

At a Special Meeting of Securityholders in Calgary today, more than 99% of the votes cast in person or by proxy approved the Plan of Arrangement that will create the Fording Canadian Coal Trust. This significantly exceeded the Company’s target of approval by a two-thirds majority.

“We believe our shareholders’ strong endorsement of the proposal to create the Fording Canadian Coal Trust is also an endorsement of the Company’s commitment to a process of unlocking and creating value for shareholders,” said Richard Haskayne, Chairman of the Board of Fording. “It was this process that created the opportunity to reshape the metallurgical coal industry in Canada. This transaction is good for the industry, good for Canada and good for Fording shareholders.”

Jim Gardiner, Fording’s President and Chief Executive Officer, said: “The Plan of Arrangement approved today by Securityholders will transform Canada’s metallurgical coal industry, create a stronger global competitor based in this country, and provide long-term benefits for everyone involved. For Fording shareholders, the benefits are significant — from substantial cash and unit consideration for their shares to ownership of units in a much larger and stronger coal operation.”

Fording will now seek approval of the Plan of Arrangement from the Court of Queen’s Bench of Alberta. A hearing has been set for tomorrow at 9:00 a.m. Mountain Standard Time. Subject to receipt of court and regulatory approvals, it is currently anticipated that the Plan of Arrangement will be completed on February 28, 2003.

The creation of the Fording Canadian Coal Trust will bring together Canada’s senior metallurgical coal mining properties to create a strong global competitor, capable of supplying approximately 25 million tonnes annually to the international steel industry. Fording is the world’s second largest producer of high quality metallurgical coal for export and the world’s largest producer of the industrial mineral wollastonite.

For further information contact:

Investors	Media
Mark Gow, CA	John Lute
Director, Investor Relations	Lute & Company
Fording Inc.	(403) 260 9876
(403) 260 9834	or (416) 929 5883 ex 222
mark_gow@fording.ca
www.fording.ca